UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-32728

Canetic Resources Trust
(Exact name of registrant as specified in its charter)
2200, 425 – 1st Street, S.W., Calgary, Alberta, Canada T2P 3L8, (403) 777-2500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Trust Units
(Title of each class of securities covered by this Form)
N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	Rule 12h-3(b)(1)(i)
Rule 12g-4(a)(1)(ii)	Rule 12h-3(b)(1)(ii)
Rule 12g-4(a)(2)(i)	Rule 12h-3(b)(2)(i)
Rule 12g-4(a)(2)(ii)	Rule 12h-3(b)(2)(ii)
Rule 15d-6

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Canetic Resources Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 25, 2008                                                        By:      /s/ William E. Andrew

Name:	William E. Andrew
Title:	Chief Executive Officer and Director of Penn West Petroleum Ltd., the administrator of Canetic Resources Trust